

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via Email
Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Building
4-1-23 Shiba
Minato-ku
Tokyo 108-0014
Japan

>   **Re: ORIX Corporation**
>   **Form 20-F for the Fiscal Year Ended March 31, 2011**
>   **Filed June 24, 2011**
>   **File No. 001-14856**

Dear Mr. Urata:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Stephanie L. Hunsaker

                                        Stephanie L. Hunsaker
                                        Senior Assistant Chief Accountant